FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-
PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)
PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)
Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F        ☑      Form 40-F      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      ☐      No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      ☐      No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      ☐ No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RELEVANT INFORMATION
Promotora de Informaciones, S.A. (PRISA) hereby announces the following relevant information pursuant to Article 82 of Law/1988, of July 28, on the Securities Market.
The National Competition Committee issued a resolution on October 28, 2010 in Merger Application C/0230/10, Telecinco/Cuatro, approving the conditions of sale of Cuatro to Gestevisión Telecinco.
Madrid, October 29, 2010

RELEVANT EVENT
Promotora de Informaciones, S.A. communicates the following relevant information, pursuant to art. 82 de la Ley del Mercado de Valores.
PRISA, Telefónica and Gestevisión Telecinco (Telecinco) have signed an amended agreement of the agreements announced on November 25th, 2009 (Relevant Event 116717) and December 18th, 2009 (Relevant Event 118007), complemented by Relevant Event 123591 of April 15th and concordant, regarding the sale of two stakes of 22% each of the share capital of DTS, Distribuidora de Televisión Digital, S.A. (DTS), the company that develops the Pay TV business of Prisa and the sale of Cuatro to Telecinco.
Regarding the latter, the Spanish antitrust regulator (Comisión Nacional de Competencia- CNC) approved the concentration of Telecinco/ Cuatro (Relevant Event 132447) last October 28th, 2010, subjected to commitments.
In relation with the sale of both stakes of 22% each of DTS, according to the new agreement the transaction does not constitute an Economic Concentration. The parties requested the closing of the proceedings processed by the CNC and as of today the CNC has closed those proceedings.
The economic conditions of the transaction remain in the same terms established in the communications of November 25th and December 18th, 2009.
Additionally, PRISA and Telecinco have agreed an option to re-establish the initial conditions of the agreement announced last December 18th, 2009. In that case, the operation will have to be approved by the CNC. Telecinco could exercise this option in one year time from this date. The agreement states that in case that the conditions the CNC could impose make the execution of the transaction impossible or not advisable, both parties could resolve the sale of the 22% stake of DTS and will maintain the sale of Cuatro to Telecinco.
The new agreement will allow the materialization of the sale of both stakes in DTS and Cuatro in the following weeks. These disinvestments will suppose the cancellation of approximately €1,000 million of Grupo PRISA’s debt.
Madrid, November 10th 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A. (Registrant)
Date: November 15, 2010	By:	/s/ Iñigo Dago Elorza
		Name:	Iñigo Dago Elorza
		Title:	Chief Legal Officer and Secretary of the Board of Directors